Exhibit 99.1

CENTOGENE Reports First Half 2023 Financial Results

Strong Revenues and Steady Growth in Both Diagnostics and Pharma Segments Drive Sustainable Financial Performance

●	First half 2023 total revenues with double-digit growth of 15.1% at €24.6 million
●	Both Pharma and Diagnostics segments deliver strong performance, reaffirming full year 2023 guidance for total revenue growth between 10% to 15%
●	Recently announced strategic collaboration with Lifera, a biopharmaceutical company wholly-owned by the Saudi Arabia Public Investment Fund (PIF), strengthens global genomic and multiomic footprint and secures CENTOGENE $30 million investment and approx. $50 million in Joint Venture upfront payment and performance-related milestones

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, September 7, 2023 (GLOBE NEWSWIRE)

Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced its unaudited financial results for the six months ended June 30, 2023. The half year results are compared to the same periods in the prior year, unless otherwise specified, and reflect revisions as described below.

“CENTOGENE’s transformation as the essential partner for rare and neurodegenerative diseases is well underway. We are continuing to deliver against our goals in our core Diagnostics and Pharma segments,” stated Kim Stratton, Chief Executive Officer at CENTOGENE. “In Diagnostics, we have again showed double-digit growth in the first half of 2023 compared to the first half of 2022, with strong execution on our differentiated products, such as NEW CentoGenome®, CentoXome®, and MOx, our multiomic portfolio. This also validates our approach to invest in focus regions, with strong growth in Europe and Latin America. The first half of the year also showed a significant increase of 20% in our Pharma segment, confirming our growth trajectory. We have now fully resourced the Pharma commercial team and will continue to build our pipeline for 2023 and 2024. We are pleased to reaffirm our guidance for full year 2023 revenue growth between 10% to 15%.”

First Half 2023 - Financial Highlights

●	Total revenues for the first half of 2023 increased by 15.1% to €24.6 million, reflecting strong growth in both the Diagnostics and Pharma segments, compared to €21.4 million in the first half of 2022
●	Diagnostics segment revenues increased by 12.7% to €16.3 million in the first half of 2023 compared to the first half of 2022. This solid-double digit growth is primarily related to an increase of 30% in test requests for CentoXome® (CENTOGENE’s proprietary Whole Exome Sequencing (“WES”)) and CentoGenome® (CENTOGENE’s proprietary Whole Genome Sequencing (“WGS”)). Contributions were also achieved through upselling 49% of CentoXome® and CentoGenome® orders to MOx (CENTOGENE’s portfolio of multiomic testing solutions) in the first half of 2023. Gross margins in the segment were 32% compared to 35% in the first half of 2022, primarily driven by a newly agreed, one-time discounted payment from a Diagnostics customer with a history of significant payment delays. This has been partially offset by technology and operational efficiency gains
●	Pharma segment revenues continued on a growth trajectory, with a significant increase of 20.3% to €8.3 million in the first half of 2023 compared to €6.9 million in the first half of 2022. This growth was primarily driven by observational studies for patient finding and market access in collaboration with global pharma partners to support clinical development stage projects in rare and neurodegenerative disorders. Gross margins in the segment were 45% in the first half of 2023 compared to 49% in the first half of 2022, reflecting the ramp-up of the Pharma commercial team and the addition of dedicated personnel in lab operations to align with the growth trajectory
●	The operating loss decreased to €21.3 million in the first half of 2023, from €21.4 million in the first half of

2022. This reflects an improvement in gross profit of 6.5%, with a 24.5% reduction in research and development (R&D) expenses partially being offset by higher selling expenses to drive commercial efforts in both Pharma and Diagnostics
●	Total segment adjusted EBITDA (reflecting the Diagnostics and Pharma segment) was €2.9 million in the first half of 2023, a decrease of 45.3% compared to €5.3 million in the first half of 2022, mainly reflecting the fully resourced Pharma commercial team as a result of the shift of resources from corporate functions into directly business-related roles. In line with this, corporate expenses decreased by 14% to €18.4 million
●	Cash and cash equivalents were €14.2 million as of June 30, 2023, compared to €36.0 million as of December 31, 2022. The underlying cash burn has decreased in the first half of 2023 compared to the first half of 2022; however, this has been partially offset by one-off investments

Kim Stratton added, “We reached a significant milestone by signing the strategic partnership with Lifera, a biopharmaceutical company wholly-owned by the Public Investment Fund (“PIF”) of Saudi Arabia, in June 2023. Lifera’s investment secures CENTOGENE a committed strategic partner for the future, and the overall partnership forms a pathway to achieving sustainable growth and profitability for CENTOGENE. This partnership is a testament to CENTOGENE’s extensive know-how and leading position in rare diseases.”

Commenting on the financial performance, Miguel Coego, Chief Financial Officer at CENTOGENE noted, “In the first half of 2023, we have continued to reduce our general and administrative expenses (“G&A”) by 18% (excluding Share Base Payments) and research and development expenses (“R&D”) by 24.5%. The positive impact has been somewhat offset by one-off expenses, such as restructuring costs, which will reduce our overall cost base going forward. We have prioritized resourcing our key revenue drivers. We will continue to prioritize growth, margins, and cost diligence and drive sustainable financial performance.”

Recent Business Highlights

Corporate

●	Announced strategic collaboration with Lifera, a biopharmaceutical company wholly-owned by the PIF, with the formation of a joint venture (JV) to increase local and regional access and rapid delivery of world-class multiomic testing to patients in Saudi Arabia and countries of the Gulf Cooperation Council (GCC). Under the terms of the collaboration, CENTOGENE is planning to also receive a $30 million mandatory convertible loan from Lifera, as well as up to approximately $50 million in JV upfront payment and performance-related milestones. The transaction is expected to close and fund within the next 45 days
●	Added approximately 50,000 individuals to the CENTOGENE Biodatabank in the first half of 2023, with over 800,000 patients from over 120 highly diverse countries represented in total, over 70% of whom are of non-European descent. This includes some of the world’s largest disease-specific cohorts, such as Parkinson’s disease, with over 15,000 patients.
●	Authored 12 peer-reviewed scientific publications in the first half of 2023, unlocking insights into Parkinson’s disease, Gaucher disease, cystic fibrosis transmembrane conductance regulator (CFTR)-related disease, TOR1A-related disorders, spastic paraplegia, renal hypouricemia, colorectal carcinomas, and other neurodevelopmental disorders
●	Announced the approval of all resolutions tabled at the 2023 Annual General Meeting, including the appointment of Prof. Dr. Peter Bauer as a member of the Management Board of the Company, as well as the appointment of Mary Sheahan and the reappointment of Peer Schatz as members of the Supervisory Board of the Company

Pharma

●	38 active collaborations as of June 30, 2023; 18 contracts were signed in the first half of 2023, 16 of which were with existing customers
●	Extended Takeda partnership to March 2024 to continue providing access to genetic testing for patients with lysosomal storage disorders
●	Entered strategic collaborations with IQVIA and Premier Research to extend strategy and expand commercialization model with pharma partners via Contract Research Organizations (CROs)
●	Leading three observational studies for patient identification and characterization in collaboration with our pharma partners in rare and neurodegenerative disorders, including, alongside Denali Therapeutics, the ROPAD Study, the world’s largest observational study on Parkinson’s disease genetics with over 15,000 enrolled patients to date. Patients enrolled in ROPAD and identified with LRRK2 genetic variations may be eligible for participation in ongoing interventional clinical studies

Diagnostics

●	Reported order intake of approximately 39,878 test requests in our Diagnostics segment in the first half of 2023, representing an increase of approximately 22.2% as compared to 32,623 test requests in the first half of 2022
●	Published study in the European Journal of Human Genetics revealing unique genetic variants in world's largest Niemann-Pick type C1 disease cohort
●	Published a study in the Diagnostics journal establishing lyso-Gb1 (glucosylsphingosine) as a predictive biomarker
●	Launched NEW CentoGenome®, the world's most comprehensive Whole Genome Sequencing tool for diagnosis of rare and neurodegenerative diseases, which now detects Copy Number Variations associated with spinal muscular atrophy, as well as complex disease-causing variants associated with Gaucher disease and susceptibility to GBA1-related Parkinson's disease
●	Launched together with TWIST Bioscience three Next Generation Sequencing target enrichment panels, Twist Alliance CNTG Exome, Twist Alliance CNTG Rare Disease Panel, and Twist Alliance CNTG Hereditary Oncology Panel, to support rare disease and hereditary cancer research and support diagnostics
●	Integrated Illumina’s new NovaSeq X Plus Sequencer into our state-of-the-art, CAP/CLIA accredited laboratory in Rostock, Germany, to further optimize throughput, scale, and cost efficiencies

First Half 2023 Financial Summary

Our total revenues for the first half of 2023 were €24,624 thousand, representing an increase of €3,235 thousand, or 15.1%, as compared to to €21,405 thousand for the first half of 2022.

Revenues from our pharmaceutical segment were €8,286 thousand for the first half of 2023, representing an increase of €1,398 thousand, or 20.3%, from €6,888 thousand for the first half of 2022. Our partnership agreements are structured on a fee-per-sample basis, milestone basis, fixed fee basis, or a combination thereof. The increase was primarily due to increased activity in the clinical development and market access and expansion of our pharmaceutical partners.

During the first half of 2023, we entered into nine new collaborations and successfully completed twelve collaborations resulting in a total of 38 active collaborations at June 30, 2023, compared to 41 active collaborations at December 31, 2022 and 45 active collaborations as of June 30, 2022. Revenues from our new collaborations amounted to €1,750 thousand, for the first half of 2023.

Revenues from our diagnostics segment were €16,338 thousand for the first half of 2023, an increase of €1,837 thousand, or 12.7%, from €14,501 thousand for the first half of 2022 due to a 22.2% increase in test requests received comparing to the first half year of 2022.

Total revenues from WES and WGS for the first half of 2023 amounted to €9,185 thousand, representing an increase of 17.0% as compared to €7,853 thousand for the first half of 2022. The total number of WES and WGS test requests received in the diagnostics segment for the first half of 2023 was approximately 14,704, representing an increase of 30.5% as compared to approximately 11,226 test requests received for the first half of 2022.

Cost of sales increased by €2,692 thousand, or 20.7%, to €15,728 thousand for the first half of 2023, from €13,036 thousand for the first half of 2022. Cost of sales for the first half of 2023 represented 63.9%, of total revenue, representing an increase of 2.9% percentage points, respectively, as compared to 60.9%, first half of 2022. The overall increase for the first half of 2023 was mainly driven by an increase of €1,819 thousand on consumable expenses for lab materials.

As a result of the above factors, our gross profit for the first half of 2023, increased by €543 thousand, or 6.5%, to €8,896 thousand from €8,353 thousand for the first half of 2022.

Research and development expenses decreased by €2,220 thousand, or 24.5%, to €6,851 thousand for the first half of 2023, from €9,071 thousand for the first half of 2022. The decrease is mainly driven by realization of organizational efficiencies and savings in external expenses for data storage & processsing.

General administrative expenses decreased by €112 thousand, or 0.6%, to €17,172 thousand for the first half of 2023, from €17,284 thousand for the first half of 2022. The decrease is principally due to the reduction in personnel costs due to cost savings driven by the restructuring and organizational efficiencies that was initiated in the last quarter of 2021.

However, excluding the Share Based Payments fully allocated to G&A, the underlying G&A reduction is 18% or €3,418 thousand compared to the first half of 2022.

Selling expenses for the first half of 2023 were €6,699 thousand, representing an increase of €1,507 thousand, or 29.0%, as compared to €5,192 thousand for the first half of 2022. The increase for the first half of 2023 was principally due to the reinforcement of the commercial organization as well as increases in sales commission for external distribution partners.

Impairment expenses for the first half of 2023 increased by €496 thousand, to €496 thousand as compared to nil incurred for the first half of 2022, while a gain on reversal of financial asset impairment was recorded for the first half of 2022 of €937 thousand, mainly driven by MENA region.

Other operating income decreased by €65 thousand, or 4.7%, to €1,325 thousand for the first half of 2023, from €1,390 thousand for the first half of 2022, principally due to a lower grant income released during the period.

Other operating expenses which relate to currency losses decreased by €251 thousand, to €256 thousand in the first half of 2023, compared to €507 thousand for the first half of 2022.

The change in net financial costs by €1,693 thousand, for the first half of 2023 is mainly due to the increased interest expense and unrealized foreign exchange impact of the Oxford Loan Facility, and the change in the valuation of warrants between both periods.

As a result of the factors described above, our loss before taxes from continuing operations for the first half of 2023 was €24,443 thousand representing a decrease of €1,554 thousand, from a loss before taxes from continuing operations of €22,889 thousand for the first half of 2022.

Adjusted EBITDA from our pharmaceutical segment for the first half of 2023 was €1,565 thousand representing a decrease of €1,006 thousand, as compared to €2,571 thousand for the first half of 2022. The decrease was primarily attributable to the reinforcement of the commercial department under the pharmaceutical segment.
Adjusted EBITDA from our diagnostics segment for the first half of 2023 was 1,306 thousand, representing a decrease of €1,413 thousand, as compared to €2,719 thousand for the first half of 2022. The decrease is mainly due to the increase in consumable expenses on approximately €1,601 thousand for the first half of 2023.

2023 Financial Guidance

The Company reaffirms its guidance for 2023 annual revenue growth between 10-15% versus fiscal year 2022 revenues as revised.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 800,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 285 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodatabank Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Recent Developments

Joint Venture Agreement

On June 26, 2023, the Company entered into an agreement (the “Joint Venture Agreement” with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of Saudi Arabia, to establish a limited liability company in Saudi Arabia (“the “Joint Venture” or “JV”).

Pursuant to the Joint Venture Agreement, PIC will contribute SAR 80.0 million (approximately EUR 19.5 million) and Centogene will contribute SAR 20.0 million (approximately EUR 4.8 million) of the initial capital for the JV, which will be used to fund its operations including the establishment of a laboratory center of excellence in Saudi Arabia (“KSA”) for genetic and multiomic testing (including, without limitation, genomics, epigenomics, transcriptomics, proteomics and metabolomics). In addition, Centogene will grant the JV exclusive rights to Centogene’s technology and intellectual property in the KSA and provide laboratory and consultancy services to the JV throughout the development of the laboratory center, pursuant to a license agreement, lab services agreement and consultancy agreement (the “Commercial Agreements”) to be negotiated and entered into by and between Centogene and the JV. It is currently contemplated that such Commercial Agreements will provide for milestone payments of up to approximately USD 50.0 million (EUR 45.8 million) and revenue-based royalties until the year 2033.

The formation of the JV is contingent, among other things, on foreign direct investment and other regulatory clearances, no material adverse change having occurred with respect to Centogene and agreement by PIC and Centogene on the terms of the Commercial Agreements.

The foregoing summary of the Joint Venture Agreement is subject to, and qualified in its entirety by, the full text of the

Joint Venture Agreement, a copy of which is attached as exhibit 99.2 to the Company's Current Report on Form 6-K,

filed with the SEC on June 27, 2023.

In connection with the Joint Venture Agreement, PIC and the Centogene have agreed to enter into a convertible loan agreement (the “Loan Agreement”), pursuant to which PIC will grant a convertible loan to Centogene in an expected amount of USD 30 million (approximately EUR 27.5 million) (the “Principal Amount”). The signing of the Loan Agreement will occur simultaneously with and is conditioned upon the incorporation of the JV. Interest on the Principal Amount will be accrued at a rate of 12.8% per annum (based on a 365-day year) (the “Stated Interest”) and will be due, along with the Principal Amount and any additional interest, on or before the date that is six months from the date the Loan Agreement is executed. Each of the Principal Amount, the Stated Interest and any additional interest will be payable in new common shares of the Company at the conversion price (initially USD 2.20 per common share).

Under the terms of the Loan Agreement, the Company will agree to apply the Principal Amount to fund its working capital and general corporate purposes, as well as to fund Centogene’s portion of the initial capitalization costs with respect to the JV (approximately EUR 4.6 million).

The foregoing summary of the Loan Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Loan Agreement attached as Exhibit 99.3 to the Company's Current Report on

Form 6-K, filed with the SEC on June 27, 2023.

In connection with the Loan Agreement, Centogene agreed to enter in to a preemptive rights agreement (the “Preemptive Rights Agreement), a second registration rights agreement (the “Second Registration Rights Agreement), and a right of first offer agreement (the “ROFR Agreement”) with PIC, all of which are contingent on the incorporation of the JV.

Oxford Consent and Term Sheet for Amendment to Oxford Loan and Security Agreement

On June 26, 2023, Oxford Finance LLC (“Oxford”) consented (the “Consent”) to permit the Joint Venture Agreement, the Loan Agreement, the Commercial Agreements, the Preemptive Rights Agreement, the Second Registration Rights Agreement and the transactions contemplated by the foregoing, under its existing Loan and Security Agreement with Centogene (the “Loan and Security Agreement”), originally dated January 31, 2022. Oxford and Centogene agreed to make certain amendments to the Loan and Security Agreement concurrently with the closing of the Loan Agreement, set forth on a term sheet (the “Term Sheet”) attached to the Consent. The Term Sheet includes, subject to certain conditions defined in the Consent, a reduction in interest rate, the removal of the USD 5.0 million repayment covenant, the removal of the EUR 9.1 cash collateral maintenance covenant, the extension of the interest-only payment period and the maturity date, a reduction in the final payment fee and other amendments and modifications set forth therein.

The foregoing summaries of the Consent and the Term Sheet do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the forms thereof and the other exhibits to the Consent, all of which are attached as Exhibit 99.7 to the Company’s Current Report on Form 6-K, filed with the SEC on June 27, 2023.

Amendment of CEO and CFO Awards

On June 12, 2023, the Company, the CEO and the CFO agreed upon certain amendments to the restricted stock unit (“RSU”) agreements (“Amendment Agreement”).

The CEO was awarded 174,394 RSUs subject to time-vesting and performance-vesting and 166,667 time-vested RSUs subject to only time-vesting in February 2022 (“Initial CEO RSUs”). The CFO was awarded 58,132 RSUs subject to time-vesting and performance-vesting and 55,556 RSUs subject to only time-vesting in May 2022 (“Initial CFO RSUs” and, together with Initial CEO RSUs, “Initial RSUs”). These Initial RSUs were replaced and additional RSUs were awarded, so that a total of 1,052,227 time-vested New RSUs were awarded to the CEO and a total of 443,628 time-vested New RSUs were awarded to the CFO. The New RSUs are only subject to time-vesting.

The New RSUs will vest over four years in four equal installments from February 1, 2022 for the CEO and from May 27, 2022 for the CFO. The first installment of the New RSUs is vested upon the execution of the Amendment Agreement. If New RSUs are exercised before December 31, 2025, each exercised RSU is limited to an amount of USD 7.

Furthermore, the CEO and the CFO were entitled to receive Annual RSUs and M&A RSUs in the event of a Change of Control (“CoC”). The Company, the CEO and the CFO agreed that the Annual RSUs and M&A RSUs are cancelled. Instead, both parties agreed that in case of the occurrence of a Change of Control (“CoC”), depending on the CoC-event (e.g. Sale, IPO), all awarded New RSUs will immediately vest such that the remaining portion of 50% - 75% shall be immediately fully vested, if the service agreement is not terminated prior the CoC event. Any remaining unvested New RSUs will thereafter continue to vest in accordance with the Amendment Agreement. However, as those vesting conditions are only applicable if there is an occurrence of a change of control, which is not deemed probable by management in the foreseeable future, the Group did not account according to those conditions.

The replacement of the RSUs is accounted for as a modification under IFRS 2. The RSUs are modified in a way that only the performance-based RSUs of the CFO have an incremental fair value of approximately EUR 20,000. The incremental fair value of the other modified RSUs for the CEO and the CFO was determined to be EUR 0.00. The incremental fair value was measured by using the share price as fair value. The fair value for the additional RSUs is USD 0.78 per RSU which will be recognised as an expense over the period from June 12, 2023 to the end of the remaining vesting period. The fair value of the additional RSUs equals the share price.

The Company recognised expenses of EUR 728,000 for the RSU awards.

In addition to the above-described changes, the Company granted a Capital Raise Bonus to the CEO and CFO. The CEO is entitled to a one-time cash bonus in an amount of USD 375,000 if the Capital Raise is at least EUR 10,000,000 and the services agreement has not terminated prior or upon the execution of a binding agreement. The Bonus can be increased up to an amount of USD 750,000, if the Capital Raise exceeds EUR 10,000,000. The CFO is entitled to a one-time cash bonus in an amount of USD 150,000 if the Capital Raise is at least EUR 10,000,000 and the services agreement has not terminated prior or upon the execution of a binding agreement. The Capital Raise Bonus can be increased up to an amount of USD 300,000, if the Capital Raise exceeds EUR 10,000,000.

The Capital Raise Bonus is accounted as cash-settled share-based payment transaction. The Company recognizes expenses as the services are received, and a liability to pay for those services. As the CEO and CFO has to render services until the Capital Raise is executed, the vesting period is the period from the modification date until the execution of the Capital Raise. The fair value of the liability is based on the value (or price) of the ordinary shares on the reporting date.

On June 26, 2023, the Company entered into a Joint Venture Agreement with PIC. According to those facts and circumstances the scenario of a Capital Raise as defined in the Amendment Agreement is considered as probable. Therefore, the Company recognised expenses and a corresponding liability in the amount of EUR 171 thousand.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.